UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of October 2014

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Receives Top Recognition from Fierce Innovation Awards for Leadership in Smart Grid Communications

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 21, 2014--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced that it has been recognized by this year’s Fierce Innovation Awards: Energy Edition, a unique industry awards program powered by the publishers of FierceEnergy and FierceSmartGrid. Sierra Wireless received top honors in the “Smart Grid Communications” category.

Winners were selected by an exclusive panel of judges that included: Kevin Dasso, Director of Technology and Information Strategy, Pacific Gas and Electric Company; Lisa Davidson, Director of Customer Programs, San Diego Gas & Electric; Conrad Eustis, Director Retail Technology Strategy, Portland General Electric; Robert B. Frazier, Director of Electric Technology, CenterPoint Energy; Stuart Laval, Manager of Technology Development, Duke Energy; Bryan J. Olnick, Vice President of Distribution Operations in Power Delivery, Florida Power & Light; and Joseph E. Svachula, Vice President of Smart Grid and Technology, Commonwealth Edison.

Judges evaluated submissions based on technology innovation, financial impact, market validation, ability to integrate into existing network environments, and end-user customer experience.

Sierra Wireless was recognized for its industry-leading and innovative Integrated M2M Solution for Smart Grid Communications, a fully integrated, end-to-end M2M solution for OEMs building smart meters. Smart Grid applications can be built utilizing Sierra Wireless AirPrime® WP Series Embedded Modules, which come with a dedicated application processor and Legato™, the company’s Linux-based, open source embedded platform, seamlessly integrated with AirVantage® M2M Cloud for upgrading devices and enabling new services in the field.

Utilities and OEMs can use the Sierra Wireless Integrated M2M Solution for Smart Grid Communications to enable smart meters as a hub to aggregate information from multiple services (water, gas, etc.) and support advanced customer-facing applications for monitoring energy usage, integrating home appliances and more.

This integrated solution from Sierra Wireless allows OEMs and service providers to focus their resources on developing innovative applications and services, since much of the effort to deploy and scale cellular wireless communications has already been done. It also means that OEMs are no longer locked into proprietary solutions. OEMs now have long-term flexibility with the ability to easily change hardware components and vendors without re-architecting the entire solution, protecting their development investments.

“Cellular connectivity to the meter holds significant potential for the utilities industry in terms of both operational efficiency and enhanced services for consumers, but realizing this potential can often be challenging for those in the ecosystem. Our integrated solution is designed to help meet this challenge, by simplifying the development of applications and making them easier to scale for utilities and energy companies,” said Olivier Pauzet, Vice President of Market Strategy for Sierra Wireless. “We are delighted to have been recognized for innovation by the Fierce panel of judges, who clearly understand the complexities of deploying smart grids and related services.”

For more information about the Sierra Wireless solution for Smart Grid Communications, please visit http://www.sierrawireless.com/energy. To contact the Sierra Wireless Sales Desk, call +1 (604) 232-1488 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 900 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“AirPrime,” “AirVantage,” and “Legato” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Sharlene Myers, 604-232-1445
smeyers@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	October 21, 2014